FOR IMMEDIATE RELEASE

CHANGE IN COMPANY’S CEO

(Santiago, CHILE, October 23, 2008) Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

The Board of Directors accepted the resignation of the Company's CEO, Mr. Tiberio Dall’Olio, to be effective on October 30, 2008.

However, the Board agreed to attest its gratitude and appreciation for the accomplished activity that Mr. Dall’Olio developed in interest of the Company through all the time he carried out its position.

In replacement of Mr. Dall´Olio, the Board has appointed Mr. Cristian Montes L. to serve as chief executive officer from November 1, 2008.

Mr. Montes has served as the Company's CFO since 2006 and was recently elected as CEO of Madeco's subsidiary Alusa S.A.

For further information contact:
Jose Luis Valdes
Investor Relations
Tel. : (56 2) 520-1388
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco, previously Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile, and today has operations in Chile, Peru, and Argentina. Madeco is considered, a Latin American leader, in the manufacture of finished and semi-finished products in copper, copper alloys and aluminum. The Company is also a leader in the production of flexible packaging used in packing mass consumption products like foods, sweets and cosmetics.

Readers are warned not to place too much reliance on the future declarations contained in the above text, which are based on the position today. The Company is under no obligation to announce publicly the results of revisions to those declarations about the future which might be made to reflect events or circumstances after today including, but without limitation, changes in the Company’s strategy or in its capital expenses, or to reflect the occurrence of unforeseen events.